

December 5, 2012

Joseph T. Johnson
Senior Vice President and Chief Financial Officer
CNL Lifestyle Properties, Inc.
450 South Orange Avenue
Orlando, Florida 32801

      Re: CNL Lifestyle Properties, Inc.
              Form 10-K
              Filed March 21, 2012
              File No. 000-51288

Dear Mr. Johnson:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Kevin Woody

                  Kevin Woody
                  Accounting Branch Chief